

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2017

Wilfred E. Jaeger
Interim Chief Executive Office
Threshold Pharmaceuticals, Inc.
3705 Haven Ave., Suite 120
Menlo Park, California 94025

      Re: Threshold Pharmaceuticals, Inc.
           Registration Statement on Form S-4
           Filed May 15, 2017
           File No. 333-217993

Dear Dr. Jaeger:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed May 15, 2017

Questions and Answers About the Merger, page 1

1.   We note the exchange ratio is subject to adjustment based on Threshold's net cash at the effective time of the merger. Please disclose the impact of the cash adjustment on the exchange ratio based on Threshold's net cash as of a recent date.

General

2.   We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective prior to resolution of the confidential treatment request.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance